CELSION CORPORATION

997 Lenox Drive, Suite 100

Lawrenceville, NJ 08648

December 1, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

Washington, D.C. 20549

Re:	Celsion Corporation -- Amendment No. 1 to Form S-1 Filed November 22, 2017 (File No. 333-221543)

Dear Office of Healthcare & Insurance:

We are in receipt of the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated as of November 20, 2017, regarding Amendment No. 1 to Form S-1 (File No. 333-221543) filed by Celsion Corporation, a Delaware corporation (the “Registrant”), on November 22, 2017 (the “Registration Statement”). Amendment No. 2 to the Registration Statement to be filed by the Registrant today under the Securities Act of 1933, as amended, contains revisions that have been made in response to comments received from the Staff in such letter.

Set forth below is the Registrant’s response to the Staff’s comment. The number associated with the heading and response set forth below corresponds to the numbered comment in the letter from the Staff.

Amendment No. 1 to Form S-1 filed November 22, 2017

Selling Stockholders, page 19

1.

We note your revised disclosure in response to our prior comment 2. It is unclear why you have excluded the 82,193 shares from Anson Investments Master Fund's beneficial ownership prior to the offering. In addition, we note that the 82,193 shares are included for resale in the column entitled "Shares Underlying Warrants Offered Hereby" which appears to be incorrect. Please advise and revise accordingly.

Response:

In response to the SEC’s comments we have revised footnote (7) in the selling stockholder table to indicate that the number of shares owned by Anson Investments Master Fund (“Anson”) includes 82,193 shares of common stock issued to satisfy obligations from the July 6, 2017 Common Stock Offering. We also added footnote (10) next to the amount of shares listed for Anson in the column “Shares Underlying Warrants Offered Hereby” which excludes the 82,193 shares of common stock. Lastly, we added a new, separate column to the selling stockholders table titled “Shares Offered Hereby” which lists the 82,193 shares.

*     *     *

If you have any questions or require any additional information with respect to any of the matters discussed in this letter, please call the undersigned at (609) 482-2455 or Sam Zucker of Sidley Austin LLP, counsel to the Registrant, at (650) 565-7111.

Sincerely,

/s/ Jeffrey W. Church

Jeffrey W. Church

Senior Vice President and Chief Financial Officer

cc:	Michael H. Tardugno, President and Chief Executive Officer, Celsion Corporation
Sam Zucker, Sidley Austin LLP

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